NO ACT

PE 12-17-08



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010



09001073

Received SEC
JAN 3 0 2009
Washington, DC 20549

January 30, 2009

Act: 1934
Section:
Rule: 14a-8
Public Availability: 1-30-09

Amy L. Goodman
Gibson, Dunn & Crutcher LLP
1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306

Re: Wyeth
Incoming letter dated December 17, 2008

Dear Ms. Goodman:

This is in response to your letter dated December 17, 2008, January 7, 2009, and January 13, 2009 concerning the shareholder proposals submitted to Wyeth by Kenneth Steiner and William Steiner. We also have received a letter from Kenneth Steiner dated January 21, 2009 and letters on the proponents' behalf dated December 18, 2008, January 6, 2009, and January 12, 2009, January 22, 2009, January 27, 2009, and January 29, 2009. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

PROCESSED
FEB 1 1 2009
THOMSON REUTERS

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

January 30, 2009

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Wyeth
Incoming letter dated December 17, 2008

The first proposal relates to special meetings. The second proposal relates to an independent lead director.

We are unable to concur in your view that Wyeth may exclude the first proposal under rule 14a-8(b). Accordingly, we do not believe Wyeth may omit the first proposal from its proxy materials in reliance upon rule 14a-8(b).

We are unable to concur in your view that Wyeth may exclude the first proposal under rule 14a-8(c). Accordingly, we do not believe Wyeth may omit the first proposal from its proxy materials in reliance upon rule 14a-8(c).

We are unable to concur in your view that Wyeth may exclude the second proposal under rule 14a-8(b). Accordingly, we do not believe Wyeth may omit the second proposal from its proxy materials in reliance upon rule 14a-8(b).

We are unable to concur in your view that Wyeth may exclude the second proposal under rule 14a-8(c). Accordingly, we do not believe Wyeth may omit the second proposal from its proxy materials in reliance upon rule 14a-8(c).

Sincerely,

Carmen Moncada-Terry
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 29, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Wyeth (WYE) and Gibson, Dunn & Crutcher
Rule 14a-8 proposals of William Steiner and Kenneth Steiner

Ladies and Gentlemen:

This further responds to the company representative's December 17, 2008 no action request regarding the company objection to Kenneth Steiner as purportedly a disinterested proponent.

Attached is a January 28, 2009 McClatchy Washington Bureau article. The article states:
"Now Bank of America shareholder Kenneth Steiner has filed a proposal with BofA in an effort to get the bank to join telecommunications provider Verizon and insurer AFLAC in adopting such a [say on pay] system."

Kenneth Steiner is quoted:
"It's disgraceful that executives walk away with millions and millions of dollars, but shareholders like me lost 90 percent of their value and they're laying off tens of thousands of people."

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc:
William Steiner
Kenneth Steiner

Eileen Lach <LACHE@wyeth.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 27, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Wyeth (WYE) and Gibson, Dunn & Crutcher
Rule 14a-8 proposals of William Steiner and Kenneth Steiner

Ladies and Gentlemen:

This further responds to the company representative's December 17, 2008 no action request regarding the company objection to William Steiner and Kenneth Steiner as the proponents of their proposals. In 2006, 2007 and 2008 the company acknowledged William Steiner or Kenneth Steiner as the proponents of their respective rule 14a-8 proposals. Now the company objects to William Steiner and Kenneth Steiner. The company does not advise anything that has changed since the 2008 annual meeting.

The company representative's argument is that its piling-up of old distantly related purported precedents should win out over 2008 precedents that are on-point. Although it is believed that the company was well aware of arguably the best precedents on this issue, *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008), neither precedent is addressed. The company representative's tactic appears to be to highlight the purported precedents, which are the most distant from *AT&T* and *The Boeing Company.*

The company representative failed to take its opportunity to explain any reason it would object to *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008). Thus any company representative attempt now to address *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008) arguably should be treated with prejudice.

The company representative also fails to note that *AT&T* (February 19, 2008) and *The Boeing Company* are consistent with a number of no action precedents for a number of years that most closely resemble *AT&T* and *The Boeing Company.*

The company representative cites its best mismatching cases since 1987 such as:

- A father submitted his own proposal and the proposal of his minor son.
- A trustee submitted several proposals and then resubmitted these proposals as the proposals of trusts, which he controlled.
- Proposals that were similar to subjects at issue in a lawsuit.
- A labor union publicly declared it would use shareholder proposals as a pressure point in labor negotiations.

The company representative also failed to address that it is attempting to exclude from the rule 14a-8 proposal process William Steiner, who was the founder of the Investor Rights Association of America according to an April 4, 1996 Wall Street Journal article. A 1996 *Los Angeles Times* article on corporate governance quoted Kenneth Steiner four-times.

Mr. Steiner was active in submitting shareholder proposals long before he met the undersigned. Mr. Steiner was also active in submitting shareholder proposals years before the undersigned submitted his first proposal.

The company representative cites a few words from the 1948 release about "personal ends" and does not cite any personal connection that any of the individual proponents or the undersigned have to the company or explain how proposals that received 55% and 74% support at Wyeth in 2005 could possibly reflect a personal end not shared by a significant or overwhelming body of shareholders.

The company representative highlights the section of the 1983 Release regarding issuer costs but does not address the fact that this is greatly reduced today since shareholders receive electronic copies of proxy materials.

The company does not address the issuer abuses referred to in the 1982 Release that it cites.

The company representative provides no exhibit of purported articles on the issue of the person who is credited as the proponent. In articles cited, but not produced, the company incorrectly claims that a person who presented proposals at an annual meeting is the proponent of all the proposals he presented.

The company representative does not address the hundreds of individual citations of rule 14a-8 proposals, that correctly list the individual shareholder as the proponent, that were published by companies and proxy advisory services and that the company would now claim are incorrect.

Additional responses to this no action request will be forwarded.

Sincerely,



John Chevedden

cc:
William Steiner
Kenneth Steiner

Eileen Lach <LACHE@wyeth.com>

From: *** FISMA & OMB Memorandum M-07-16 ***

Sent: Friday, January 23, 2009 4:10 PM

To: shareholderproposals

Cc: John Chevedden

Subject: Wyeth December 17, 2008 No Action Request

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

January 21, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
"shareholderproposals@sec.gov" <shareholderproposals@sec.gov>

Wyeth December 17, 2008 No Action Request

Dear Ladies and Gentleman:

My rule 14a-8 proposals were voted at the Wyeth 2007 and 2008 Wyeth annual meetings. I find it objectionable that Wyeth wants to exclude my 2009 proposal because I sought help with my proposal as I did in 2007 and 2008. I have long been involved with shareholder proposals and was quoted four-times in ³Speaking Up as a Shareholder,² Los Angles Times, May 12, 1996. Meanwhile Wyeth can hire an outside firm to help Wyeth.

I continue to support the work of John Chevedden in regard to my 2009 shareholder proposal submitted to Wyeth.

Sincerely,

Kenneth Steiner

cc: John Chevedden <FISMA & OMB Memorandum M-07-16>**

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 22, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Wyeth (WYE) and Gibson, Dunn & Crutcher (December 8, 2008)
Rule 14a-8 proposals of William Steiner and Kenneth Steiner

Ladies and Gentlemen:

This further responds to the company December 8, 2008 no action request regarding the company objection to William Steiner and Kenneth Steiner as the proponents of their propsals. In 2006, 2007 and 2008 the company acknowledged William Steiner or Kenneth Steiner as the proponents of their respective rule 14a-8 proposals. Now the company objects to William Steiner and Kenneth Steiner. The company does not advise anything that has changed since the 2008 annual meeting.

William Steiner (correction) attended the company 2006 annual meeting and spoke during the formal meeting.

Attached is a 1996 *Los Angeles Times* article on corporate governance which quotes Kenneth Steiner four-times (highlighted).

A 1997 *New York Times* article regarding the corporate governance expertise and accomplishments of William Steiner was forwarded on January 12, 2009.

The company has not provided any purported precedent where proponents, with this level of corporate governance experience have been determined to not be proponents of their rule 14a-8 proposals. The company has not provided any purported precedent where proponents were acknowledged by a company as proponents of rule 14a-8 proposals for 3-years and were later determined not to be proponents.

For these reasons, and the previous submitted reasons, it is respectfully requested that the staff find that these resolutions cannot be omitted in the unprecedented manner that the company has sought. It is also respectfully requested that the proponents have the last opportunity to submit material in support of including their respective proposals – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
William Steiner
Kenneth Steiner

Eileen Lach <LACHE@wyeth.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

January 13, 2009

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 98425-00002

VIA EMAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Wyeth; Supplemental Letter Regarding Stockholder Proposals of John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

On December 17, 2008, we submitted a letter (the "No-Action Request") on behalf of our client, Wyeth (the "Company"), notifying the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission that the Company intended to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders two stockholder proposals (collectively, the "Proposals") and statements in support thereof submitted by John Chevedden (the "Proponent") purportedly under the names of Kenneth Steiner and William Steiner as his nominal proponents.

The No-Action Request indicated our belief that the Proposals may be excluded pursuant to Rule 14a-8(c) and Rule 14a-8(b) because the Proponent exceeded the one proposal limitation of Rule 14a-8(c) and does not satisfy the ownership requirements of Rule 14a-8(b). Subsequently, on January 6, 2009, the Proponent submitted a letter to the Staff in which he stated that the Company "submitted an incomplete no-action request by omitting a key message [from the Proponent] in response to the company demand on withdrawing a rule 14a-8 proposal" (the "Proponent's Response"). *See* Exhibit A. We write supplementally to respond to the Proponent's letter and to inform the Staff that the e-mail correspondence the Proponent refers to is, in fact, included in the No-Action Request as Exhibit E.

Pursuant to Rule 14a-8(j), we have concurrently sent a copy of this correspondence to the Proponent. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Eileen M. Lach, Wyeth's Vice President, Corporate Secretary and Associate General Counsel, at (973) 660-6073.

Sincerely,



Amy L. Goodman

Enclosures

cc: Eileen M. Lach, Wyeth
John Chevedden
William Steiner
Kenneth Steiner

100582420_3.DOC

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Wyeth (WYE)
Shareholder proposals of William Steiner and Kenneth Steiner

Ladies and Gentlemen:

This responds further to the company December 17, 2008 no action request regarding the company objection to two proposals and their respective proponents.

Included below is a letter submitted by Timothy Smith, Senior Vice President Walden Asset Management, who wrote independently in response to a similar Gibson, Dunn & Crutcher letter and without prompting by the proponents of the Wyeth resolutions. As you will see Mr. Smith argues this will become a slippery slope if the Securities and Exchange Commission were to rule on the basis of the Gibson, Dunn & Crutcher theory about shareholders, with a long-standing record of corporate governance advocacy, as not being the proponents of their proposals.

Additionally the company submitted an incomplete no action request by omitting a key message in response to the company demand on withdrawing a rule 14a-8 proposal:
----- Forwarded Message
From: olmsted *** FISMA & OMB Memorandum M-07-16 ***
Date: Wed, 03 Dec 2008 09:06:34 -0800
To: Eileen Lach <LACHE@wyeth.com>
Subject: Rule 14a-8 Proposals (WYE)

Dear Ms. Lach,
In regard to the company November 24, 2008 letter, each Wyeth shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 24, 2008 company request.
Sincerely,
John Chevedden

The company failure to respond to this message lead to the conclusion that the company request was groundless.

The company argument is that its piling-up of old distantly related purported precedents should win out over 2008 precedents that are on-point. Although it is believed that the company was well aware of arguably the best precedents on this issue, *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008), neither precedent is addressed.

The company failed to take its opportunity to explain any reason it would object to *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008). Thus any belated company attempt to address *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008) arguably should be treated with prejudice.

The company also failed to address that it is attempting to exclude from the rule 14a-8 proposal process William Steiner, who was the founder of the Investor Rights Association of America according to a 1996 Wall Street Journal article.

The company claims that the undersigned takes credit, but does not square this with the text of each proposal which prominently gives the names of the respective proponents (emphasis added):

[WYE: Rule 14a-8 Proposal, November 11, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including
executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of William Steiner

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO...

[WYE: Rule 14a-8 Proposal, October 20, 2008, Updated November 11, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration...

The company fails to disclose that it is the company that is the guilty party in not wanting Mr. Steiner to get credit for his proposal. Mr. Steiner's proposal was submitted for the company 2006 definitive proxy and the second block of text shows how the company omitted Mr. Steiner's name (emphasis added):

[As submitted]
[October 18, 2005]
3 – Directors to be Elected by Majority Vote

Resolved: Directors to be Elected by Majority Vote. That we as shareholders request that our Board of Directors initiate an appropriate process to amend our Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

William Steiner, *** FISMA & OMB Memorandum M-07-16 *** ***submitted this proposal.***

Our Company now uses the plurality vote standard for director elections. This proposal requests that that a majority vote standard replace our Company's current plurality vote. Specifically, the new standard should provide that director nominees must receive a majority of the vote cast in order to be elected or re-elected to our Board.

[As published by Wyeth with Mr. Steiner's name omitted]
ITEM 7.
STOCKHOLDER PROPOSAL FOR
DIRECTORS TO BE ELECTED BY MAJORITY VOTE

Resolved: Directors to be Elected by Majority Vote. That we as shareholders request that our Board of Directors initiate an appropriate process to amend our company's governance documents (certificate of incorporation or bylaws) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

[Omitted: *** FISMA & OMB Memorandum M-07-16 ***   ***submitted***
this proposal.]

Our Company now uses the plurality vote standard for director elections. This proposal requests that a majority vote standard replace our Company's current plurality vote. Specifically, the new standard should provide that director nominees must receive a majority of the vote cast in order to be elected or re-elected to our Board.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
William Steiner
Kenneth Steiner

Eileen Lach <LACHE@wyeth.com>



Walden Asset Management
Investing for social change since 1975

January 5, 2009

Office of Chief Counsel
Division of Corporate Finance
Securities & Exchange Commission
100 F Street NW
Washington, DC 20549

Re: Bristol-Myers Squibb Company
Stockholder Proposals coordinated by
John Chevedden on behalf of Ken Steiner & Nick Rossi

Dear Ladies & Gentlemen:

I am writing in response to the December 24th letter of Amy Goodman of Gibson, Dunn & Crutcher LLP seeking to omit shareholder proposals co-coordinated by John Chevedden, an active individual shareholder who focuses on corporate governance reforms.

Ms. Goodman has written similar No Action letters to the SEC using the same arguments for close to a dozen other companies.

I am writing as an interested party and am not representing John Chevedden or his colleagues such as Mr. Rossi or Mr. Steiner in any way. However, Walden Asset Management has co-filed one Advisory Vote on Pay resolution with Bill Steiner (Ken's father) and I have communicated with Mr. Chevedden on other Advisory Vote on Pay proposals since he has been an active proponent on this issue. I have met Bill & Ken Steiner over the years and am well aware of their passionate support for governance reforms, many of them mainstream while others somewhat misguided from our point of view.

I am commenting on this letter specifically since Ms. Goodman's arguments and her appeal to the SEC to accept them would create a set of alarming precedents affecting teamwork by co-operating investors.

I have been involved in shareholder advocacy for close to 40 years, first as Executive Director of ICCR, an organization of religious investors and now at Walden Asset Management as Senior Vice President and through the Social Investment Forum, the industry trade association for socially concerned mutual funds, financial planners and investment managers.

A Division of Boston Trust & Investment Management Company
One Beacon Street, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

In all these organizations there is significant teamwork by investors working together. Such teamwork exists as well with labor unions, the Principles for Responsible Investments (PRI) and with investment managers and their clients.

Ms. Goodman's set of arguments, if accepted by the SEC, sets us on a slippery slope that would threaten the various constructive co-operative working arrangements utilized by numerous individuals and institutional investors.

Perhaps the urgency of the far-reaching arguments presented by Ms. Goodman and the companies she represents, are motivated in part by the fact that many of the issues presented by Mr. Chevedden, Mr. Steiner, Mr. Rossi as well as institutional investors, are receiving significant voting support from investors often in the 35% - 75% range. It is fascinating to see that strong votes are being registered even when the proponents are individual investors. Investors support the issue on the ballot (if they believe it is a worthy reform) whether the proponent is TIAA-CREF or a small individual stockholder like Mr. Chevedden.

In fact, on an issue on which I work closely, "Say on Pay", Mr. Chevedden and his colleagues have filed a standard resolution requesting that the Advisory Vote be implemented. Their resolution has received strong votes, several over 50%.

To be clear, Walden Asset Management does not always vote for the resolutions sponsored by Mr. Chevedden, Mr. Rossi, Mr. Steiner and their colleagues, especially if the language is not well crafted or the logic is faulty. Nevertheless, it seems clear that the resolutions they have presented over the years have resulted in numerous changes in company policies and practices in the governance arena.

Let me turn to some specific responses to Ms. Goodman's arguments and allegations.

The Gibson Dunn letter argues that Mr. Steiner and Mr. Rossi are "Nominal Proponents" for John Chevedden; that the Nominal Proponents are his "alter egos"; that Mr. Chevedden used the internet to invite investors to file resolutions; that a proponent said Mr. Chevedden was "handling the matter" when a company inquired about a resolution.

Ms. Goodman goes on to concoct a conspiracy by Mr. Chevedden to circumvent the SEC rules. The choice of language in the Gibson, Dunn letter is calculated of course.

What if the group of investors led by Mr. Chevedden were called a "team", or a "coalition" or "network of investors seeking governance reform"? This would change the context completely wouldn't it? Yet the No Action appeal uses language that makes the process appear much more "sinister".

Unless Ms. Goodman has tapped the phones or monitored the emails of these proponents, she has no way of proving her point. So she makes allegations in her letter and expects the SEC to act upon them as a reality.

Clearly Mr. Chevedden is the team leader in this network, but if he does so in a co-operative effort under the support and instruction of Mr. Steiner and Mr. Rossi, why is this inappropriate behavior that would lead to a No Action Letter?

Let me describe why this would establish a dangerous precedent if the SEC affirmed Ms. Goodman's assumption.

There are numerous examples of pension funds, mutual funds, investment managers, foundation, religious investors, unions and individuals working together as proponents.

They may share resolution language. For example, the Say on Pay resolution submitted to various companies is often an identical text.

They may encourage or invite each other to file or co-file resolutions and help each other in the resolution submission process. Sometimes multiple filing letters are sent in the same FedEx package by cooperating investors in a network.

More experienced or knowledgeable proponents may assist first time filers. Information may be exchanged about multiple resolutions going to one company.

All of this is done in a spirit of co-operation not a conspiracy to evade the SEC rules. Yet if the SEC agrees with Ms. Goodman's imaginary concept that Mr. Chevedden has "alter egos" with no personal commitment to the issue being raised with the company, what is to prevent Ms. Goodman from concocting another argument that investors co-operating through the Interfaith Center for Corporate Responsibility (ICCR), Social Investment Forum (SIF), Principles for Responsible Investing (PRI), CERES or an investment manager like Walden are simply "alter egos". Or if a lawyer submits a filing letter and resolution at the request of a client, is the client an "alter ego"?

As you can see this argument becomes a slippery slope for the SEC that requires the staff to read the motives and minds of proponents, an unreasonable demand on the staff.

Ms. Goodman also argues that when "a single proponent is the driving force" that this meets the standard for nominal proponents and alter egos."

But how does Ms. Goodman know and how can the SEC evaluate whether a proponent is an "inspirational leader", or brains behind an initiative using their knowledge and skills to move a set of governance reforms forward with co-operation by all filers? Or conversely, how can the SEC evaluate with the limited information in the Gibson, Dunn letter if someone has hijacked the process.

Again where is the dividing line and how does Ms. Goodman know the real facts to support her allegations?

It is improper to concoct a theory and then vigorously argue it without confirming its accuracy with the team of proponents or by providing other substantial evidence.

Finally, the Gibson Dunn letter to the SEC cites a number of previous decisions by the SEC to support the case that the Bristol-Myers Squibb resolutions be omitted if they were coordinated by Mr. Chevedden.

However, more recent SEC decisions are conveniently ignored including Sullivan and Cromwell's AT&T appeal last year and the Boeing request for a No Action Letter. The staff ruled for the proponents in both those cases. Certainly staff will look at the whole range of past decisions.

To summarize, I am writing to respectfully request that the staff refuse to issue a No Action Letter with regard to the Bristol-Myers Squibb resolutions based on Ms. Goodman's arguments. Further, I would request that staff take this letter into account as the staff rules on Gibson, Dunn No Action requests for other companies using the same arguments such as General Electric, Wyeth, Pfizer, Alcoa and Sempra.

In summary, I believe that Gibson Dunn's arguments to the SEC not only challenge Mr. Chevedden and his colleagues but would undercut numerous other investor networks that facilitate cooperation in resolution filing. Ms. Goodman has not proved her argument that there is a conspiracy to evade the SEC Rules and her arguments do not meet the persuasive basis for an SEC No Action decision.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Sandra Leung, Bristol-Myers Squibb
John Chevedden
William Steiner
Kenneth Steiner
Nick Rossi

Laura Berry, ICCR
Lisa Woll, Social Investment Forum
Ann Yerger, CII
Damon Silvers, AFL-CIO
Richard Ferlauto, AFSCME
Mindy Lubber, CERES
Rob Berridge, CERES

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 12, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Wyeth (WYE)
Rule 14a-8 Company Objection to William Steiner and Kenneth Steiner

Ladies and Gentlemen:

This further responds to the company December 8, 2008 no action request regarding the company objection to William Steiner and Kenneth Steiner. In 2006, 2007 and 2008 the company acknowledged William Steiner or Kenneth Steiner as the proponents of their respective rule 14a-8 proposals. Now the company objects to William Steiner and Kenneth Steiner. The company does not advise anything that has changed since the 2008 annual meeting.

Kenneth Steiner attended the company 2006 annual meeting and spoke during the formal meeting.

Attached is an example of Kenneth Steiner presenting two rule 14a-8 proposals extemporaneously at the 2007 McGraw-Hill annual meeting and not being controlled from outside the room as Wyeth appears to assert or imply as routine.

Attached is a 1997 two-plus page *New York Times* article on the corporate governance expertise and accomplishments of William Steiner.

The company has not provided any purported precedent where proponents, with this level of corporate governance experience have been determined to not be proponents of their rule 14a-8 proposals. The company has not provided any purported precedent where proponents were acknowledged by a company as proponents of rule 14a-8 proposals for 3-years and were later determined not to be proponents.

For these reasons, and the previous submitted reasons, it is respectfully requested that the staff find that these resolutions cannot be omitted in the unprecedented manner that the company has sought. It is also respectfully requested that the proponents have the last opportunity to submit material in support of including their respective proposals – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
William Steiner
Kenneth Steiner

Eileen Lach <LACHE@wyeth.com>

GIBSON, DUNN & CRUTCHER LLP

LAWYERS

A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com

AGoodman@gibsondunn.com

January 7, 2009

Direct Dial
(202) 955-8653
Fax No.
(202) 530-9677

Client No.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Shareholder Proposals Submitted by John Chevedden*

Dear Ladies and Gentlemen:

This letter is in response to the letter of January 5, 2009, from Timothy Smith of Walden Asset Management concerning certain shareholder proposal no-action requests submitted by Gibson, Dunn & Crutcher LLP and its clients. The no-action letters request that the staff of the Securities and Exchange Commission (the "Commission") concur with the exclusion of certain shareholder proposals submitted by John Chevedden because Mr. Chevedden, and not the individuals in whose names the proposals were submitted, is the proponent of the proposals.

We appreciate Mr. Smith's letter, as we believe that companies and shareholders have a common interest in the integrity of the shareholder proposal process. Nevertheless, for the reasons set forth in the no-action requests, we do not believe the Staff's concurrence with exclusion of the proposals "would create a set of alarming precedents affecting teamwork by co-operating investors."

As the no-action requests discuss, the Commission has long recognized the potential for abuse of the shareholder proposal rules and has indicated on several occasions that it would not tolerate such conduct. An evaluation of whether an individual is, in the Commission's words, "attempt[ing] to evade the [rule's] limitations through various maneuvers" will necessarily involve an evaluation of all of the facts and circumstances. Thus, we are aware that there have been instances in the past when the Staff has not concurred that the facts demonstrated an attempt to evade the rule's limitations. However, there also have been times when an aggregation of factors, including factors such as those cited in the pending no-action requests, has been sufficient to demonstrate that proposals should be omitted because they exceeded the one-proposal limitation or because they were submitted by a proponent who was not a shareholder of the company. Among these factors are the complete absence of any involvement of the nominal proponents in submitting a proposal, responding to correspondence regarding the proposal or discussing the proposal with the company. In this regard, the facts and circumstances outlined in the no-action requests illustrate that Mr. Chevedden—not the nominal proponents—is the proponent of the shareholder proposals that he has submitted and that he has no stake or investment in the companies to which he submitted the proposals.

The no-action requests also carefully distinguish situations such as those raised by Mr. Smith where a network of investors is seeking a particular result. A footnote in the requests distinguishes Mr. Chevedden's tactics from the more typical situation (frequently seen with labor unions and religious organizations that are shareholders) where a proponent directly submits a proposal to a company on its own letterhead and arranges for providing proof of ownership, but appoints another person to act on its behalf to coordinate discussions about the proposal. Similarly, nothing in the no-action requests suggests that Rule 14a-8 supports exclusion of shareholder proposals when shareholders communicate among themselves before they each submit their own proposal to a company. Likewise, no-action letter precedent clearly sanctions the practice of numerous shareholders co-sponsoring a single proposal and permits those co-sponsors to aggregate their share ownership in satisfying the ownership standards in Rule 14a-8. The no-action requests also distinguish the situation where a shareholder has sought assistance from legal counsel or others prior to or after submitting a shareholder proposal.

In closing, we note that the Commission and its staff have been applying a facts and circumstances test to address potential abuse under the shareholder proposal rules for many years without affecting teamwork by co-operating investors. The facts and circumstances set forth in the no-action requests demonstrate that Mr. Chevedden is operating in a unique manner to circumvent the Commission's shareholder proposal rules. Thus, concurring in the exclusion of Mr. Chevedden's proposals pursuant to the no-action requests will not "create a set of alarming precedents affecting teamwork by co-operating investors."

Sincerely,



Amy L. Goodman

cc: Timothy Smith, Walden Asset Management
John Chevedden
William Steiner
Kenneth Steiner
Nick Rossi
Laura Berry, Interfaith Center on Corporate Responsibility
Lisa Woll, Social Investment Forum
Ann Yerger, Council of Institutional Investors
Damon Silvers, AFL-CIO
Richard Ferlauto, AFSCME
Mindy Lubber, CERES
Rob Berridge, CERES

100582845_1.DOC

From:	olmsted [*** FISMA & OMB Memorandum M-07-16 ***
Sent:	Tuesday, January 06, 2009 3:37 PM
To:	shareholderproposals@sec.gov
Cc:	Eileen Lach
Subject:	# 2 Wyeth (WYE) Shareholder proposals of William Steiner and Kenneth Steiner
Attachments:	CCE00004.pdf



CCE00004.pdf (729 KB)

Please see the attachment.

Sincerely,
John Chevedden

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 6, 2009

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Wyeth (WYE)
Shareholder proposals of William Steiner and Kenneth Steiner

Ladies and Gentlemen:

This responds further to the company December 17, 2008 no action request regarding the company objection to two proposals and their respective proponents.

Included below is a letter submitted by Timothy Smith, Senior Vice President Walden Asset Management, who wrote independently in response to a similar Gibson, Dunn & Crutcher letter and without prompting by the proponents of the Wyeth resolutions. As you will see Mr. Smith argues this will become a slippery slope if the Securities and Exchange Commission were to rule on the basis of the Gibson, Dunn & Crutcher theory about shareholders, with a long-standing record of corporate governance advocacy, as not being the proponents of their proposals.

Additionally the company submitted an incomplete no action request by omitting a key message in response to the company demand on withdrawing a rule 14a-8 proposal:
—— Forwarded Message
From: olmsted < *** FISMA & OMB Memorandum M-07-16 ***
Date: Wed, 03 Dec 2008 09:06:34 -0800
To: Eileen Lach <LACHE@wyeth.com>
Subject: Rule 14a-8 Proposals (WYE) n'

Dear Ms. Lach,
In regard to the company November 24, 2008 letter, each Wyeth shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 24, 2008 company request.
Sincerely,
John Chevedden

The company failure to respond to this message lead to the conclusion that the company request was groundless.

The company argument is that its piling-up of old distantly related purported precedents should win out over 2008 precedents that are on-point. Although it is believed that the company was well aware of arguably the best precedents on this issue, *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008), neither precedent is addressed.

The company failed to take its opportunity to explain any reason it would object to *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008). Thus any belated company attempt to address *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008) arguably should be treated with prejudice.

The company also failed to address that it is attempting to exclude from the rule 14a-8 proposal process William Steiner, who was the founder of the Investor Rights Association of America according to a 1996 Wall Street Journal article.

The company claims that the undersigned takes credit, but does not square this with the text of each proposal which prominently gives the names of the respective proponents (emphasis added):

[WYE: Rule 14a-8 Proposal, November 11, 2008]

3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

• Presiding at all meetings of the board at which the chairman is not present, including
executive sessions of the independent directors.
• Serving as liaison between the chairman and the independent directors.
• Approving information sent to the board.
• Approving meeting agendas for the board.
• Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
• Having the authority to call meetings of the independent directors.
• Being available for consultation and direct communication, if requested by major shareholders.

Statement of William Steiner

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO...

[WYE: Rule 14a-8 Proposal, October 20, 2008, Updated November 11, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration...

The company fails to disclose that it is the company that is the guilty party in not wanting Mr. Steiner to get credit for his proposal. Mr. Steiner's proposal was submitted for the company 2006 definitive proxy and the second block of text shows how the company omitted Mr. Steiner's name (emphasis added):

[As submitted]
[October 18, 2005]
3 – Directors to be Elected by Majority Vote

Resolved: Directors to be Elected by Majority Vote. That we as shareholders request that our Board of Directors initiate an appropriate process to amend our Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

William Steiner, *** FISMA & OMB Memorandum M-07-16 *** ***submitted this proposal.***

Our Company now uses the plurality vote standard for director elections. This proposal requests that that a majority vote standard replace our Company's current plurality vote. Specifically, the new standard should provide that director nominees must receive a majority of the vote cast in order to be elected or re-elected to our Board.

[As published by Wyeth with Mr. Steiner's name omitted]
ITEM 7.
STOCKHOLDER PROPOSAL FOR
DIRECTORS TO BE ELECTED BY MAJORITY VOTE

Resolved: Directors to be Elected by Majority Vote. That we as shareholders request that our Board of Directors initiate an appropriate process to amend our company's governance documents (certificate of incorporation or bylaws) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

[Omitted: William Steiner, *** FISMA & OMB Memorandum M-07-16 *** ***submitted this proposal.]***

Our Company now uses the plurality vote standard for director elections. This proposal requests that a majority vote standard replace our Company's current plurality vote. Specifically, the new standard should provide that director nominees must receive a majority of the vote cast in order to be elected or re-elected to our Board.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
William Steiner
Kenneth Steiner

Eileen Lach <LACHE@wyeth.com>



Walden Asset Management

Investing for social change since 1975

January 5, 2009

Office of Chief Counsel
Division of Corporate Finance
Securities & Exchange Commission
100 F Street NW
Washington, DC 20549

Re: Bristol-Myers Squibb Company
Stockholder Proposals coordinated by
John Chevedden on behalf of Ken Steiner & Nick Rossi

Dear Ladies & Gentlemen:

I am writing in response to the December 24th letter of Amy Goodman of Gibson, Dunn & Crutcher LLP seeking to omit shareholder proposals co-coordinated by John Chevedden, an active individual shareholder who focuses on corporate governance reforms.

Ms. Goodman has written similar No Action letters to the SEC using the same arguments for close to a dozen other companies.

I am writing as an interested party and am not representing John Chevedden or his colleagues such as Mr. Rossi or Mr. Steiner in any way. However, Walden Asset Management has co-filed one Advisory Vote on Pay resolution with Bill Steiner (Ken's father) and I have communicated with Mr. Chevedden on other Advisory Vote on Pay proposals since he has been an active proponent on this issue. I have met Bill & Ken Steiner over the years and am well aware of their passionate support for governance reforms, many of them mainstream while others somewhat misguided from our point of view.

I am commenting on this letter specifically since Ms. Goodman's arguments and her appeal to the SEC to accept them would create a set of alarming precedents affecting teamwork by co-operating investors.

I have been involved in shareholder advocacy for close to 40 years, first as Executive Director of ICCR, an organization of religious investors and now at Walden Asset Management as Senior Vice President and through the Social Investment Forum, the industry trade association for socially concerned mutual funds, financial planners and investment managers.

A Division of Boston Trust & Investment Management Company
One Beacon Street, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

In all these organizations there is significant teamwork by investors working together. Such teamwork exists as well with labor unions, the Principles for Responsible Investments (PRI) and with investment managers and their clients.

Ms. Goodman's set of arguments, if accepted by the SEC, sets us on a slippery slope that would threaten the various constructive co-operative working arrangements utilized by numerous individuals and institutional investors.

Perhaps the urgency of the far-reaching arguments presented by Ms. Goodman and the companies she represents, are motivated in part by the fact that many of the issues presented by Mr. Chevedden, Mr. Steiner, Mr. Rossi as well as institutional investors, are receiving significant voting support from investors often in the 35% - 75% range. It is fascinating to see that strong votes are being registered even when the proponents are individual investors. Investors support the issue on the ballot (if they believe it is a worthy reform) whether the proponent is TIAA-CREF or a small individual stockholder like Mr. Chevedden.

In fact, on an issue on which I work closely, "Say on Pay", Mr. Chevedden and his colleagues have filed a standard resolution requesting that the Advisory Vote be implemented. Their resolution has received strong votes, several over 50%.

To be clear, Walden Asset Management does not always vote for the resolutions sponsored by Mr. Chevedden, Mr. Rossi, Mr. Steiner and their colleagues, especially if the language is not well crafted or the logic is faulty. Nevertheless, it seems clear that the resolutions they have presented over the years have resulted in numerous changes in company policies and practices in the governance arena.

Let me turn to some specific responses to Ms. Goodman's arguments and allegations.

The Gibson Dunn letter argues that Mr. Steiner and Mr. Rossi are "Nominal Proponents" for John Chevedden; that the Nominal Proponents are his "alter egos"; that Mr. Chevedden used the internet to invite investors to file resolutions; that a proponent said Mr. Chevedden was "handling the matter" when a company inquired about a resolution.

Ms. Goodman goes on to concoct a conspiracy by Mr. Chevedden to circumvent the SEC rules. The choice of language in the Gibson, Dunn letter is calculated of course.

What if the group of investors led by Mr. Chevedden were called a "team", or a "coalition" or "network of investors seeking governance reform"? This would change the context completely wouldn't it? Yet the No Action appeal uses language that makes the process appear much more "sinister".

Unless Ms. Goodman has tapped the phones or monitored the emails of these proponents, she has no way of proving her point. So she makes allegations in her letter and expects the SEC to act upon them as a reality.

Clearly Mr. Chevedden is the team leader in this network, but if he does so in a co-operative effort under the support and instruction of Mr. Steiner and Mr. Rossi, why is this inappropriate behavior that would lead to a No Action Letter?

Let me describe why this would establish a dangerous precedent if the SEC affirmed Ms. Goodman's assumption.

There are numerous examples of pension funds, mutual funds, investment managers, foundation, religious investors, unions and individuals working together as proponents.

They may share resolution language. For example, the Say on Pay resolution submitted to various companies is often an identical text.

They may encourage or invite each other to file or co-file resolutions and help each other in the resolution submission process. Sometimes multiple filing letters are sent in the same FedEx package by cooperating investors in a network.

More experienced or knowledgeable proponents may assist first time filers. Information may be exchanged about multiple resolutions going to one company.

All of this is done in a spirit of co-operation not a conspiracy to evade the SEC rules. Yet if the SEC agrees with Ms. Goodman's imaginary concept that Mr. Chevedden has "alter egos" with no personal commitment to the issue being raised with the company, what is to prevent Ms. Goodman from concocting another argument that investors co-operating through the Interfaith Center for Corporate Responsibility (ICCR), Social Investment Forum (SIF), Principles for Responsible Investing (PRI), CERES or an investment manager like Walden are simply "alter egos". Or if a lawyer submits a filing letter and resolution at the request of a client, is the client an "alter ego"?

As you can see this argument becomes a slippery slope for the SEC that requires the staff to read the motives and minds of proponents, an unreasonable demand on the staff.

Ms. Goodman also argues that when "a single proponent is the driving force" that this meets the standard for nominal proponents and alter egos."

But how does Ms. Goodman know and how can the SEC evaluate whether a proponent is an "inspirational leader", or brains behind an initiative using their knowledge and skills to move a set of governance reforms forward with co-operation by all filers? Or conversely, how can the SEC evaluate with the limited information in the Gibson, Dunn letter if someone has hijacked the process.

Again where is the dividing line and how does Ms. Goodman know the real facts to support her allegations?

It is improper to concoct a theory and then vigorously argue it without confirming its accuracy with the team of proponents or by providing other substantial evidence.

Finally, the Gibson Dunn letter to the SEC cites a number of previous decisions by the SEC to support the case that the Bristol-Myers Squibb resolutions be omitted if they were coordinated by Mr. Chevedden.

However, more recent SEC decisions are conveniently ignored including Sullivan and Cromwell's AT&T appeal last year and the Boeing request for a No Action Letter. The staff ruled for the proponents in both those cases. Certainly staff will look at the whole range of past decisions.

To summarize, I am writing to respectfully request that the staff refuse to issue a No Action Letter with regard to the Bristol-Myers Squibb resolutions based on Ms. Goodman's arguments. Further, I would request that staff take this letter into account as the staff rules on Gibson, Dunn No Action requests for other companies using the same arguments such as General Electric, Wyeth, Pfizer, Alcoa and Sempra.

In summary, I believe that Gibson Dunn's arguments to the SEC not only challenge Mr. Chevedden and his colleagues but would undercut numerous other investor networks that facilitate cooperation in resolution filing. Ms. Goodman has not proved her argument that there is a conspiracy to evade the SEC Rules and her arguments do not meet the persuasive basis for an SEC No Action decision.

Sincerely,

Timothy Smith
Senior Vice President

Cc: Amy Goodman, Gibson, Dunn & Crutcher LLP
Sandra Leung, Bristol-Myers Squibb
John Chevedden
William Steiner
Kenneth Steiner
Nick Rossi

A Division of Boston Trust & Investment Management Company
One Beacon Street, Massachusetts 02108 617.726.7250 or 800.282.8782 fax 617.227.3664

Laura Berry, ICCR
Lisa Woll, Social Investment Forum
Ann Yerger, CII
Damon Silvers, AFL-CIO
Richard Ferlauto, AFSCME
Mindy Lubber, CERES
Rob Berridge, CERES

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

December 18, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Wyeth (WYE)
Shareholder Position on One No-Action Request regarding Two Rule 14a-8 proposals by Two proponents
1) Independent Lead Director
William Steiner
2) Special Shareowner Meetings
Kenneth Steiner

Ladies and Gentlemen:

This is the first response to the company December 17, 2008 no action request regarding the company objection to two proposals and their respective proponents. The company argument is that its piling-up of old distantly related purported precedents should win out over 2008 precedents that are on-point. Although it is believed that the company was well aware of arguably the best precedents on this issue, *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008), neither precedent is addressed.

The company failed to take its opportunity to explain any reason it would object to *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008). Thus any company attempt now to address *AT&T* (February 19, 2008) and *The Boeing Company* (February 20, 2008) arguably should be treated with prejudice.

The company also failed to address that it is attempting to exclude from the rule 14a-8 proposal process William Steiner, who was the founder of the Investor Rights Association of America according to this 1996 Wall Street Journal article:

> A Special Background Report On Trends in Industry And Finance
> Wall Street Journal. (Eastern edition). New York, N.Y.: Apr 4, 1996. pg. A1
> Abstract (Summary)
> Many companies limit the time for Q&A, rotate meetings to regional sites or hire help to present management's side to institutional investors well in advance of the annual meeting. Kekst & Co., a New York public-relations firm, says its proxy-related volume is "substantially higher" than a year ago. But controversial meetings these days are polite. "If you were getting several million dollars a year, would you be nasty?" asks **William Steiner, founder of Investors Rights Association of America**, which has submitted more than 120 resolutions.

The company claims that the undersigned takes credit, but does not square this with the text of each proposal which prominently gives the names of the respective proponents (emphasis added):

[WYE: Rule 14a-8 Proposal, November 11, 2008]
3 – Independent Lead Director
Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:
- Presiding at all meetings of the board at which the chairman is not present, including
executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of William Steiner
A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO...

[WYE: Rule 14a-8 Proposal, October 20, 2008, Updated November 11, 2008]
3 – Special Shareowner Meetings
RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner
Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration...

The company fails to disclose that it is the company that is the guilty party in not wanting Mr. Steiner to get credit for his proposal. Mr. Steiner's proposal was submitted for the company 2006 definitive proxy and the second block of text shows how the company omitted Mr. Steiner's name (emphasis added):

[As submitted]
[October 18, 2005]
3 – Directors to be Elected by Majority Vote

Resolved: Directors to be Elected by Majority Vote. That we as shareholders request that our Board of Directors initiate an appropriate process to amend our Company's governance documents (certificate of incorporation or bylaws) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

William Steiner, *** FISMA & OMB Memorandum M-07-16 *** ***submitted this proposal.***

Our Company now uses the plurality vote standard for director elections. This proposal requests that that a majority vote standard replace our Company's current plurality vote. Specifically, the new standard should provide that director nominees must receive a majority of the vote cast in order to be elected or re-elected to our Board.

[As published by Wyeth with Mr. Steiner's name omitted]
ITEM 7.
STOCKHOLDER PROPOSAL FOR
DIRECTORS TO BE ELECTED BY MAJORITY VOTE

Resolved: Directors to be Elected by Majority Vote. That we as shareholders request that our Board of Directors initiate an appropriate process to amend our company's governance documents (certificate of incorporation or bylaws) to provide that director nominees be elected or re-elected by the affirmative vote of the majority of votes cast at an annual meeting of shareholders.

Our Company now uses the plurality vote standard for director elections. This proposal requests that a majority vote standard replace our Company's current plurality vote. Specifically, the new standard should provide that director nominees must receive a majority of the vote cast in order to be elected or re-elected to our Board.

For these reasons it is requested that the staff find that this resolution cannot be omitted from the company proxy. It is also respectfully requested that the shareholder have the last opportunity to submit material in support of including this proposal – since the company had the first opportunity.

Sincerely,



John Chevedden

cc:
William Steiner
Kenneth Steiner

Eileen Lach <LACHE@wyeth.com>

GIBSON, DUNN & CRUTCHER LLP
LAWYERS
A REGISTERED LIMITED LIABILITY PARTNERSHIP
INCLUDING PROFESSIONAL CORPORATIONS

1050 Connecticut Avenue, N.W. Washington, D.C. 20036-5306
(202) 955-8500
www.gibsondunn.com
agoodman@gibsondunn.com

December 17, 2008

Direct Dial
(202) 955-8653

Fax No.
(202) 530-9677

Client No.
C 98425-00002

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Stockholder Proposals of John Chevedden*
Exchange Act of 1934—Rule 14a-8

Dear Ladies and Gentlemen:

This letter is to inform you that our client, Wyeth (the "Company"), intends to omit from its proxy statement and form of proxy for its 2009 Annual Meeting of Stockholders (collectively, the "2009 Proxy Materials") two stockholder proposals (collectively, the "Proposals") and statements in support thereof submitted by John Chevedden (the "Proponent"). The Proposals described below were transmitted to the Company under the name of the following nominal proponents:

- a proposal titled "Special Shareowner Meetings" purportedly submitted in the name of Kenneth Steiner (the "Special Meeting Proposal"); and

- a proposal titled "Independent Lead Director" purportedly submitted in the name of William Steiner (the "Independent Lead Director Proposal").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2009 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposals, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

BASES FOR EXCLUSION

We hereby respectfully request that the Staff concur in our view that the Proposals may properly be excluded from the 2009 Proxy Materials pursuant to:

- Rule 14a-8(c) because the Proponent has submitted more than one stockholder proposal for consideration at the Company's 2009 Annual Meeting of Stockholders and, despite proper notice, has failed to correct this deficiency; and

- Rule 14a-8(b) because Kenneth Steiner and William Steiner (collectively, the "Nominal Proponents") are nominal proponents for John Chevedden, whom the Company believes is not a stockholder of the Company.

We also believe that the Special Meeting Proposal is excludable for the reasons addressed in separate no-action request submitted on behalf of Wyeth concurrently herewith. Copies of the Proposals and the Proponent's cover letters submitting each Proposal are attached hereto as Exhibit A, and copies of other correspondence with the Proponent regarding the Proposals are attached hereto as Exhibit B. The Company has not received any correspondence relating to the Proposals directly from the Nominal Proponents.

ANALYSIS

The Proposals May Be Excluded under Rule 14a-8(c) and Rule 14a-8(b) Because Mr. Chevedden, and not the Nominal Proponents, Submitted the Proposals

The Proposals may be excluded from the 2009 Proxy Materials because the facts and circumstances demonstrate that Mr. Chevedden is, in fact, the proponent of the Proposals and the Nominal Proponents are his alter ego. Thus, the Proposals are excludable pursuant to Rule 14a-8(c), which states that each stockholder may submit no more than one proposal for each stockholder meeting. In this regard, Mr. Chevedden has failed to select which of the two Proposals he wishes to sponsor for consideration at the Company's 2009 Annual Meeting of Stockholders despite receiving proper notice of the one proposal limit in Rule 14a-8(c) from the Company. The Proposals also may be excluded pursuant to Rule 14a-8(b), which states, "[i]n order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting."

The history of Rule 14a-8(c) indicates that the Commission was well aware of the potential for abuse of the one proposal limit, and the Commission has indicated on several occasions that it would not tolerate such conduct. Consistent with the history of the Rule, the Staff on many occasions has concurred that multiple proposals could be excluded when facts and circumstances indicate that a single proponent was acting through nominal proponents. Mr. Chevedden is well known in the stockholder proposal community. Although Mr. Chevedden apparently personally owns stock in a few corporations, through a group of nominal proponents he submitted more than 125 stockholder proposals to more than 85 corporations in 2008 alone.[1] We are unaware of any other proponent who operates in such a manner, or on so widespread a basis, in disregarding the one proposal requirement of Rule 14a-8(c). In addition, Mr. Chevedden has never demonstrated that he personally owns any of the Company's shares and thus is seeking to interject his proposals into the Company's 2009 Proxy Materials without personally having any stake or investment in the Company, contrary to the objectives and intent of the ownership requirements of Rule 14a-8(b). Thus, as discussed below, in light of the facts and circumstances surrounding the Proposals and Mr. Chevedden's methods, to address Mr. Chevedden's persistent and continuing abuse of Rule 14a-8, we request that the Staff concur

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[1] Based on data provided by RiskMetrics Group as of December 6, 2008. Moreover, Mr. Chevedden and certain stockholders under whose names he frequently submits proposals (the Proponent, the Rossi Family, the Steiner family and the Gilbert family) accounted for at least 533 out of the 3,476 stockholder proposals submitted between 1997 and 2006. *See* Michael Viehs and Robin Braun, *Shareholder Activism in the United States—Developments over 1997-2006—What are the Determinants of Voting Outcomes*, August 15, 2008.

in our view that the Company may exclude the Proposals submitted by Mr. Chevedden on behalf of the Nominal Proponents pursuant to Rule 14a-8(c) and Rule 14a-8(b).

A. Abuse of the Commission's Stockholder Proposal Rules

Rule 14a-8(c) provides that "each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting." When the Commission first adopted a limit on the number of proposals that a stockholder would be permitted to submit under Rule 14a-8 more than 30 years ago, it stated that it was acting in response to the concern that some "proponents . . . [exceed] the bounds of reasonableness . . . by submitting excessive numbers of proposals." Exchange Act Release No. 12999 (November 22, 1976). It further stated that "[s]uch practices are inappropriate under Rule 14a-8 not only because they constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders but also because they tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents . . . ." *Id.* Thus, the Commission adopted a two proposal limitation (subsequently amended to be a one proposal limitation) but warned of the "possibility that some proponents may attempt to evade the [rule's] limitations through various maneuvers . . . ." *Id.* The Commission went on to warn that "such tactics" could result in the granting of no-action requests permitting exclusion of the multiple proposals.

In 1982, when it proposed amendments to the Rule to reduce the proposal limit from two proposals to one proposal, the Commission stated:

> These changes, both in the rule and the interpretations thereunder, reflect in large part, criticisms of the current rule that have increased with the pressure placed upon the existing mechanism by the large number of proposals submitted each year and the increasing complexity of the issues involved in those proposals, as well as the susceptibility of certain provisions of the rule and the staff's interpretations thereunder to abuse by a few proponents and issuers. Exchange Act Release No. 19135 (October 14, 1982).

Subsequently, in adopting the one proposal limitation, the Commission stated, "The Commission believes that this change is one way to reduce issuer costs and to improve the readability of proxy statements without substantially limiting the ability of proponents to bring important issues to the shareholder body at large." Exchange Act Release No. 20091 (August 16, 1983).

The Commission also has emphasized that Rule 14a-8 should not be used "to achieve personal ends which are not necessarily in the common interests of the issuer's security holders generally." Exchange Act Release No. 4385 (November 5, 1948). As a result, when the Commission amended the Rule in 1983 to require a minimum investment and a minimum holding period, the Commission explicitly acknowledged the potential for abuse in the stockholder proposal process:

> A majority of the commentators specifically addressing this issue supported the concept of a minimum investment and/or holding period as a condition to

> eligibility under Rule 14a-8. Many of these commentators expressed the view that abuse of a security holder proposal rule could be curtailed by requiring shareholders who put the company and other shareholders to the expense of including a proposal in a proxy statement to have some measured stake or investment in the corporation. The Commission believes that there is merit to those views and is adopting the eligibility requirement as proposed. Exchange Act Release No. 20091 (August 16, 1983).

The potential for abuse that the Commission was concerned about, as reflected in the Commission releases quoted above, has in fact been realized by Mr. Chevedden's pattern over recent years of annually submitting stockholder proposals, and in two recent years more than one proposal, to the Company, ostensibly as the representative for the Nominal Proponents or, at times, other Company stockholders. However, as discussed below, Mr. Chevedden is the architect and author of the Proposals and has no "stake or investment" in the Company. Moreover, the facts and circumstances regarding the Proposals indicate that he, and not the Nominal Proponents, is the Proponent of the Proposals.

B. Legal Standards for Concluding that the Nominal Proponents Are the Proponent's Alter Egos

The Staff has interpreted Rule 14a-8(c) (and its predecessor) to permit exclusion of multiple proposals when the facts and circumstances show that nominal proponents "are acting on behalf of, under the control of, or as the alter ego of" the proponent. *BankAmerica Corp.* (avail. Feb. 8, 1996). *See also Weyerhaeuser Co.* (avail. Dec. 20, 1995); *First Union Real Estate (Winthrop)* (avail Dec. 20, 1995); *Stone & Webster Inc.* (avail. Mar. 3, 1995); *Banc One Corp.* (avail Feb. 2, 1993). Moreover, the Staff (echoing the Commission's statement) has on several occasions noted, "the one proposal limitation applies in those instances where a person (or entity) attempts to avoid the one proposal limitation through maneuvers, such as having persons they control submit a proposal." *See American Power Conversion Corp.* (avail. Mar. 27, 1996); *Consolidated Freightways, Inc. (Recon.)* (avail. Feb. 23, 1994). In *First Union Real Estate (Winthrop)*, the Staff concurred with the exclusion of three proposals, stating that "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

The Staff's application of the "control" standard is well founded in principles of agency. As set forth in the Restatement of Agency:

> The relation of agency is created as the result of conduct by two parties manifesting that one of them is willing for the other to act for him subject to his control, and that the other consents so to act. The principal must in some manner indicate that the agent is to act for him, and the agent must act or agree to act on the principal's behalf and subject to his control. Agency is a legal concept which depends upon the existence of required factual elements: the manifestation by the principal that the agent shall act for him, the agent's acceptance of the

> undertaking and the understanding of the parties that the principal is to be in control of the undertaking. Restatement (Second) of Agency § 1 (1958).

The Staff has concurred that the "alter ego" and "control" standards are satisfied where the facts and circumstances indicate that a single proponent is effectively the driving force behind the relevant stockholder proposals or that the proponents are acting as a group. As discussed below, the Nominal Proponents have granted to Mr. Chevedden complete control over the stockholder proposal process, and the Nominal Proponents' conduct indicates that they act as his agents by agreeing to let their shares serve as the basis for him to submit the Proposals. Likewise, Mr. Chevedden so dominates all aspects of the Nominal Proponents' submission of the Proposals that they are his alter egos.

C. *Staff Precedent Supports that the Nominal Proponents Are the Proponent's Alter Egos*

The Staff in numerous instances has concurred that the one proposal limitation under Rule 14a-8(c) applies when multiple proposals were submitted under the name of nominal proponents serving as the alter ego or under the control of a single proponent and the actual proponent explicitly conceded that it controlled the nominal proponents' proposals.[2] Likewise, the Staff repeatedly has permitted the exclusion of stockholder proposals in cases where a stockholder who is unfamiliar with Rule 14a-8's one proposal limit has submitted multiple proposals and, upon being informed of the one proposal rule, has had family members, friends or other associates submit the same or similar proposals.[3]

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[2] *See Banc One Corp.* (avail. Feb. 2, 1993) (concurring with the omission of proposals submitted by proponent and two nominal proponents but the proponent stated in a letter to the company that he had recruited and "arranged for other qualified shareholders to serve as proponents of three shareholder proposals which we intend to lay before the 1993 Annual Meeting."); *Occidental Petroleum* (avail. Mar. 22, 1983) (permitting exclusion under the predecessor to Rule 14a-8(c) where the proponent admitted to the company's counsel that he had written all of the proposals and solicited nominal proponents).

[3] *See, e.g., General Electric Co.* (avail. Jan. 10, 2008) (concurring with the omission of two proposals initially submitted by one proponent and, following notice of the one proposal rule, resubmitted by the proponent's two daughters, where (on behalf of the two stockholders) the initial proponent handled all of the correspondence with the company and the Staff regarding the proposals and the initial and resubmitted proposals and supporting statements were identical in substance and format); *Staten Island Bancorp, Inc.* (avail. Feb. 27, 2002) (concurring in the exclusion under Rule 14a-8(c) of five stockholder proposals, all of which were initially submitted by one proponent, and when notified of the one proposal rule, the proponent, a daughter, close friends and neighbors resubmitted similar and in some cases identical proposals).

However, even in the absence of an explicit acknowledgment that stockholders are serving as nominal proponents or acting as a group, Staff precedent indicates that a company may use circumstantial evidence to satisfy its burden of demonstrating that nominal proponents are the alter ego of a single proponent. For example:

- In *Albertson's* (avail. Mar. 11, 1994), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of two of three stockholder proposals submitted by three individuals associated with the Albertson's Shareholder's Committee ("ASC"). All three proponents had previously represented themselves to Albertson's as ASC co-chairs and were active in a labor union representing Albertson's employees. The labor union had publicly declared its intention to use the stockholder proposal process as a pressure point in labor negotiations. Moreover, the three proposals included identical cover letters and two contained similar supporting statements. The Staff concurred with the exclusion of the two proposals in which the proponents identified themselves as affiliated with ASC; the third proposal contained no such reference and was not excludable.

- In *BankAmerica* (avail. Feb. 8, 1996), the Staff concurred with exclusion of multiple proposals under the predecessor to Rule 14a-8(c) after finding that the individuals who submitted the stockholder proposals were acting on behalf of, under the control of, or as the alter ego of Aviad Visoly. Specifically, Mr. Visoly was the president of a corporation that submitted one proposal and the custodian of shares held by another. Moreover, a group of which Mr. Visoly was president endorsed the proposals, the proposals were formatted in a similar manner, and the proponents acted together in connection with a proposal submitted the prior year.

- In *TPI Enterprises, Inc.* (avail. July 15, 1987) the Staff concurred with the exclusion of multiple stockholder proposals under the predecessor to Rule 14a-8(c) where: (1) a law firm delivered all of the proposals on the same day; (2) the individual coordinating the proposals communicated directly with the company regarding the proposals; (3) the content of the documents accompanying the proposals were identical, including the same typographical error in two proposals; (4) the subject matter of the proposals were similar to subjects at issue in a lawsuit previously brought by the coordinating stockholder; and (5) the coordinating stockholder and the nominal proponents were linked through business and family relationships.

- In *Peregrine Pharmaceuticals Inc.* (avail. July 28, 2006), the Staff concurred that the company could exclude two proposals received from a father and son, where the father served as custodian of the son's shares and the multiple proposals were all dated the same, e-mailed on the same date, contained identical addresses, were formatted the same, and were accompanied by identical transmittal letters.

- In *Occidental Petroleum* (avail. Mar. 22, 1983), the Staff concurred with exclusion under the predecessor to Rule 14a-8(c) of six proposals that had been presented at the prior year's annual meeting where, following the annual meeting, the proponent admitted to the Company's assistant general counsel that he had written all of the proposals and solicited nominal proponents.

- In *First Union Real Estate (Winthrop)* (avail. Dec. 20, 1995), the Staff concurred with the exclusion under the predecessor to Rule 14a-8(c) of three proposals submitted by one individual on behalf of a group of trusts where the trustee, after being informed of the one proposal rule, resubmitted the proposals, allocating one to each trust, but the trustee signed each cover letter submitting the proposals in his capacity as fiduciary. The Staff concurred that under the facts, "the nominal proponents are acting on behalf of, under the control of, or alter ego of a collective group headed by [the trustee]."

D. *The Facts and Circumstances Indicate that Mr. Chevedden, not the Nominal Proponents, Is the Proponent of the Proposals*

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden demonstrate that Mr. Chevedden employs the same tactics to attempt to evade Rule 14a-8's requirements that have been present in the precedent where multiple proposals have been excluded under Rule 14a-8(c). In fact, numerous facts indicate that Mr. Chevedden performed (and continues to perform) all or substantially all of the work submitting and supporting the Proposals, and thus so dominates and controls the process that it is clear the Nominal Proponents serve as his alter egos. For example:

- Some of the strongest indications of Mr. Chevedden's status as the Proponent arise from his role in the submission of the Proposals. Both of the Proposals were in fact "submitted" by Mr. Chevedden: the Independent Lead Director Proposal and the Special Meeting Proposal were both faxed from the telephone number which corresponds to Mr. Chevedden's contact number provided in the text of each cover letter and e-mailed from Mr. Chevedden's personal e-mail address. The Company's proxy statement states that stockholder proposals are to be sent to the Company, and the Nominal Proponents have not communicated with the Company at all with regard to the Proposals other than through Mr. Chevedden.[4]

- Significantly, each of the cover letters is generic and refers only to "this Rule 14a-8 proposal." *See* Exhibit A. Thus, there is no evidence that the Nominal Proponents

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[4] This process contrasts with and is clearly distinguishable from the more typical situation (frequently seen with labor unions and religious organizations that are stockholders) where a proponent directly submits a proposal to the company on its own letterhead and arranges for providing proof of ownership, but appoints another person to act on its behalf in coordinating any discussions with respect to the subject matter of the proposal.

are even aware of the subject matter of the Proposals that Mr. Chevedden has submitted under their names.

- But for the dates and the Nominal Proponents' names and addresses, each of the cover letters signed by the Nominal Proponents is virtually identical. *See* Exhibit A. Each of the cover letters to the Company states, "This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company," but, as noted above, does not identify the subject matter of the proposal. Each letter also states, "This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting." Those cover letters add, "[p]lease direct all future communications to John Chevedden," and they provide Mr. Chevedden's phone number and e-mail address.

- The Proposals abound with other similarities: each bears the same proposal number followed by the proposal ("3 – [Title of Proposal]") with each in the same format (centered and bolded); each contains a section entitled "Statement of [Nominal Proponent's Name]," also in the same format (centered and bolded); both of the "Statement of [Nominal Proponent's Name]" sections conclude with the language, "Please encourage our board to respond positively to this proposal"; and both of the Proposals conclude with the proposal name followed by the phrase "Yes on 3" followed by an underscore, all in the exact same format (centered and bolded). Significantly, each Proposal includes the same "Notes" section, which furnishes instructions for publication of the proposal, quotes Staff Legal Bulletin No. 14B, and cites the Sun Microsystems, Inc., no-action letter dated July 21, 2005. *See* Exhibit A.

- Following his submission of the Proposals, Mr. Chevedden has handled all aspects of navigating the Proposals through the stockholder proposal process. Each of the cover letters indicated that Mr. Chevedden controls all aspects of the process, expressly appointing Mr. Chevedden as the Nominal Proponent's "designee to act on my behalf regarding this Rule 14a-8 proposal . . . before, during and after the forthcoming shareholder meeting" and directing that "all future correspondence" be directed to Mr. Chevedden. Further demonstrating his control over the process, Mr. Chevedden has handled all aspects of responding to correspondence from the Company regarding the Proposals. *See* Exhibit B.

The foregoing facts are similar to many of the facts that existed in the precedent cited above. As with *TPI Enterprises*, the same person has delivered all of the Proposals to the Company, and that individual has been the only person to communicate directly with the Company regarding the Proposals, the content of the documents accompanying the Proposals are identical, and (as discussed below) the subject matters of the Proposals are similar to subjects that the Proponent is advocating at other companies through the same and other nominal proponents. As with *Peregrine Pharmaceuticals* and *General Electric*, Mr. Chevedden is handling all correspondence and all work in connection with submitting the Proposals. In addition, as with the case in the *Occidental Petroleum* letter cited above, a published report indicates that the Proponent drafts the proposals he submits on behalf of nominal proponents.[5]

While we acknowledge that the facts recited above are not on all fours with any existing precedent, given that Mr. Chevedden is familiar enough with Rule 14a-8 not to initially submit multiple proposals under his own name, other facts that are present here go beyond those cited in existing precedent in illustrating the extent to which Mr. Chevedden controls the Proposals and thus demonstrates that he is the true proponent of the Proposals. For example:

- Mr. Chevedden, not the nominal proponents, traditionally handles all of the correspondence with the Staff regarding proposals submitted by nominal proponents to the Company.

- Between 2002 and 2008, Mr. Chevedden has coordinated and submitted to the Company eight stockholder proposals on behalf of nominal proponents. In addition, on at least one occasion in correspondence to the Company relating to two 2006 stockholder proposals purportedly from Nick Rossi and William Steiner, Mr. Chevedden used the first person in referring to the proposals. Specifically, in an e-mail to the Company, Mr. Chevedden stated that he was designating Mr. Steiner "to represent *me* as agent at the 2006 annual shareholder meeting" (emphasis added) to present the stockholder proposals purportedly from Mr. Rossi and Mr. Steiner.

- Additionally, identical or substantially similar versions of the Proposals have been or are being submitted to other companies by other nominal proponents, in each case with Mr. Chevedden being the common denominator among the proposals:

    - During the 2008 proxy season, at least seven other Independent Lead Director Proposals that were identical or substantially similar in language and format to the Independent Lead Director Proposal received by the Company were submitted to other companies either by Mr. Chevedden in his own name or in the name of an individual who named Mr. Chevedden as their proxy.

    - During the 2007 and 2008 proxy seasons, at least 58 similar Special Meeting Proposals were submitted by Mr. Chevedden and nominal proponents for whom he typically serves as proxy to at least 50 other companies. In addition, during the 2009 proxy season Mr. Chevedden and nominal proponents have submitted Special Meeting Proposals to at least 28 other companies.

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[5] Phyllis Plitch, *GE Trying To Nix Holder Proposal To Split Chmn, CEO Jobs,* DOW JONES NEWS SERVICE, January 13, 2003. ("...[the nominal proponent's] ally John Chevedden – who drafted the proposal – sent the SEC a point-by-point rebuttal, calling GE's actions to 'suppress' the proposal 'aggressive and contrived.'").

- Mr. Chevedden commonly takes credit for proposals submitted by his nominal proponents. For example, in early 2006, Mr. Chevedden "said he chose forest-products producer Weyerhaeuser [to receive a stockholder proposal on supermajority voting] because of its failure to act on years of majority votes to declassify its board."[6] According to data from RiskMetrics Group, in 2006, Weyerhaeuser did not receive a stockholder proposal from Mr. Chevedden but did receive a proposal on supermajority voting from Nick Rossi who appointed Mr. Chevedden as his proxy. Substantially similar stockholder proposals were submitted to other companies that same year by Mr. Chevedden (five proposals) and numerous other individuals who typically appoint Mr. Chevedden as their proxy (Ray Chevedden, three proposals; members of the Rossi family, 14 proposals; and William Steiner, five proposals).

- Mr. Chevedden is widely recognized in the press as being the principal behind the multiple proposals he submits through nominal proponents. *See* Julie Johnsson, *Discontent in air on execs' pay at Boeing,* CHICAGO TRIBUNE, May 1, 2007, at 4 ("'Obviously, we have very high CEO pay here,' said John Chevedden, a shareholder activist who introduced the two pay measures. He vowed to press the measures again next year.") (*emphasis added*); Craig D. Rose, *Sempra reformers get their point across,* SAN DIEGO UNION TRIBUNE, May 5, 2004, at C1 ("The measures were presented by John Chevedden, a long-time corporate governance activist from Redondo Beach.") (*emphasis added*); Richard Gibson, *Maytag CEO puts himself on line in proxy issues battle,* THE ASSOCIATED PRESS STATE & LOCAL WIRE, April 4, 2002, at C2 ("Last year, three measures the company opposed won approval from a majority of holders in proxy voting . . . . The dissident proposals were submitted by a shareholder identified as John Chevedden, the owner of 207 shares of Maytag.") (*emphasis added*).

Thus, although Mr. Chevedden has operated in a manner that reduces the likelihood of one of the Nominal Proponents expressly conceding that they serve as Mr. Chevedden's alter ego in the stockholder proposal process, such as taking complete control of all communications between nominal proponents and companies, we nevertheless believe that the facts and circumstances described above clearly indicate that the Nominal Proponents are alter egos for Mr. Chevedden, and that he, in fact, is the proponent of the Proposals.

E. The Company Properly Notified the Proponent of the One Proposal Limit in Rule 14-8(c), but the Proponent Failed To Correct this Deficiency

The Company received the Proposals from the Proponent as follows:

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6 Subodh Mishra, *2006 U.S. proxy season preview*, GOVERNANCE WEEKLY, February 17, 2006.

- the Proponent submitted the Special Meeting Proposal to the Company on October 20, 2008 via facsimile and via e-mail from his personal e-mail address;

- the Proponent submitted the November 11, 2008 update to the Special Meeting Proposal to the Company via facsimile and via e-mail from his personal e-mail address; and

- the Proponent submitted the Independent Lead Director Proposal to the Company on November 11, 2008 via facsimile and via e-mail from his personal e-mail address.

Because the Company received multiple proposals from the Proponent, the Company timely sent the Proponent a deficiency notice by Federal Express and e-mail on November 24, 2008, which was within 14 days of receiving the Independent Lead Director Proposal (the second proposal from the Proponent) (the "Deficiency Notice"). *See* Exhibit C. Federal Express records confirm delivery of the Deficiency Notice at 10:08 a.m. on November 25, 2008. *See* Exhibit D. The Deficiency Notice notified the Proponent of the requirements of Rule 14a-8 and how the Proponent could cure the deficiency, specifically that a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. The Deficiency Notice asked the Proponent to notify the Company as to which of the Proposals he wished to withdraw.

On December 3, 2008, the Proponent sent an e-mail to the Company responding to the Deficiency Notice. The e-mail stated only that "[e]ach Wyeth shareholder who signed a Rule 14a-8 submittal letter submitted one proposal each." *See* Exhibit E. The Proponent did not provide any indication that he intended to withdraw any of the Proposals, and as of the date of this letter, the Proponent has not notified the Company as to which of the Proposals he wishes to appear in the 2009 Proxy Materials. Thus, the Proponent has failed to cure the deficiency, and all of the Proposals may be excluded.

F. The Staff also Has Concurred that the Alter Ego and Control Standards Apply under Rule 14a-8(b)

The Staff previously has concurred that the alter ego analysis discussed above applied to Mr. Chevedden's attempts to use a nominal proponent to satisfy the ownership requirements in Rule 14a-8(b). For example, in *TRW Inc.* (avail. Jan. 24, 2001), the Staff concurred in the exclusion of a stockholder proposal submitted by a nominal proponent on behalf of Mr. Chevedden, where Mr. Chevedden did not personally own any of the company's stock. There, according to the Staff, the facts demonstrated that (1) the nominal proponent "became acquainted with Mr. Chevedden, and subsequently sponsored the proposal, after responding to Mr. Chevedden's inquiry on the internet for TRW stockholders willing to sponsor a shareholder resolution," (2) the nominal proponent "indicated that Mr. Chevedden drafted the proposal," and (3) the nominal proponent "indicated that he is acting to support Mr. Chevedden and the efforts of Mr. Chevedden." Similarly, in *PG&E Corp.* (avail. Mar. 1, 2002), the Staff concurred with the exclusion of a stockholder proposal submitted by Mr. Chevedden and co-sponsored by several nominal proponents, where Mr. Chevedden did not personally satisfy the stock ownership requirements. In that case, the nominal proponents stated that they did not know each other, one proponent indicated that Mr. Chevedden submitted the proposal without contacting him and the other said that Mr. Chevedden was "handling the matter." The Staff concurred with exclusion under Rule 14a-8(b), stating that Mr. Chevedden was "not eligible to submit a proposal" to the company.

Further, the Deficiency Notice provided notice to the Proponent of his failure to meet the ownership requirements of Rule 14a-8(b). *See* Exhibit C. In addition, the Company attached to the Deficiency Notice a copy of Rule 14a-8. The Deficiency Notice stated, "to date, we have not otherwise received proof . . . that [the Proponent] ha[s] satisfied [Rule 14a-8's] ownership requirements" and further stated:

> To remedy this defect, [the Proponent] must submit sufficient proof of [his] ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:
>
> - a written statement from the "record" holder of [the Proponent's] shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, [the Proponent] continuously held the requisite number of Company shares for at least one year; or
>
> - if [the Proponent] ha[s] filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, . . . a copy of the schedule and/or form . . . and [the Proponent's] written statement that [he] continuously held the requisite number of Company shares for the one-year period.

Despite the Deficiency Notice, the Proponent has failed to provide the Company with satisfactory evidence of the requisite ownership of Company stock as of the date the Proposal was submitted. Accordingly, we ask that the Staff concur that the Company may exclude the Proposals under Rule 14a-8(b).

G. For these Reasons, the Staff Should Determine that Mr. Chevedden Is the Proponent of the Proposals and Concur with their Exclusion Pursuant to Rule 14a-8(c) and Rule 14a-8(b)

The facts and circumstances surrounding the Proposals, the Nominal Proponents and Mr. Chevedden make clear that Mr. Chevedden is attempting to circumvent the one proposal limit in Rule 14a-8(c) and the ownership requirements in Rule 14a-8(b). Specifically, Mr. Chevedden's control over all aspects of the stockholder proposal process, the language and formatting similarities among the Proposals, and the fungible nature of stockholder proposals for which he is appointed proxy are compelling evidence demonstrating that the Nominal Proponents are "under the control of, or [function] as the alter ego of" Mr. Chevedden.

The need to examine specific facts and circumstances in applying the alter ego and control tests under Rule 14a-8(c) and Rule 14a-8(b) is especially important, as applying a narrow interpretation that effectively limits the application of the rules to only a few scenarios would provide stockholders interested in evading Rule 14a-8's limitations with a roadmap on how to do so and would not further the Commission's intent to address abusive situations.[7] Although some of the circumstances that were present in precedent cited above are not present here, the cumulative evidence of the Proponent's activities with respect to the Proposals and with respect to proposals submitted to the Company, and to many other companies in the past, present a compelling case for application of Rule 14a-8(c) and Rule 14a-8(b). Thus, based on (1) the language set forth by the Commission in Exchange Act Release No. 12999, specifically that "such tactics" and "maneuvers" could result in the granting of no-action relief concerning the omission of the proposals at issue, (2) the no-action letter precedent cited above, and (3) in order to prevent the Commission's rules from being circumvented or rendered a nullity, we believe that all of the Proposals are excludable in reliance on Rule 14a-8(c) and Rule 14a-8(b).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposals from its 2009 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject.

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[7] Thus, the operation of Rule 14a-8(b) and Rule 14a-8(c) does not chill the ability of stockholders generally to appoint representatives to engage in discussions with companies regarding their proposals and to co-sponsor proposals with other stockholders, as each of these situations are clearly distinguishable from the facts present here.

If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8653 or Eileen M. Lach, Wyeth's Vice President, Corporate Secretary and Associate General Counsel, at (973) 660-6073.

Sincerely,



Amy L. Goodman

ALG/pah
Enclosures

cc: Eileen M. Lach, Wyeth
John Chevedden
William Steiner
Kenneth Steiner

100570914_5.DOC

EXHIBIT A

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Bernard Poussot
Chairman
Wyeth (WYE)
Five Giralda Farms
Madison NJ 07940

Rule 14a-8 Proposal

Dear Mr. Poussot,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt communications and in order that it will be verifiable that communications have been sent.



Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,

Kenneth Steiner — 10-9-08
Date

cc: Eileen Lach <LACHE@wyeth.com>
Corporate Secretary
PH: 973-660-6073
PH: 973-660-5000
FX: 973-660-7538

[WYE: Rule 14a-8 Proposal, October 20, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) applying to shareowners only and meanwhile not apply to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

This proposal topic also won from 55% to 69%-support (based on 2008 yes and no votes) at the following companies:

Company	Support	Sponsor
Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
CSX Corp. (CSX)	63%	Children's Investment Fund
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified:

- The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our board "High Concern" in executive pay – $24 million.

The following was background on 75% of our executive pay committee:

- Gary Rogers is on the W.W. Grainger executive pay committee. Grainger is rated "D" in governce and "High Concern" in executive pay by The Corporate Library.
- Robert Amen is the CEO of a company which is a creator and manufacturer of flavors and fragrances.
- Victor Ganzi was designated as an "Accelerated Vesting" director by The Corporate Library due to his involvement with a board that accelerated stock option vesting to avoid recognizing the corresponding expense.

Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

Our directors held 4 board seats on boards rated "D" by The Corporate Library:

Frances Daly Fergusson	Mattel, Inc. (MAT)
Robert Langer	Momenta Pharmaceuticals (MNTA)
Gary Rogers	W.W. Grainger (GWW)
Michael Critelli	Eaton (ETN)

Two directors had 21 to 26 years tenure – Independence concern:

John Feerick

John Torell

Additionally:

- We did not have an Independent Chairman or Lead Director – Independence concern.
- No shareholder right to cumulative voting.
- No shareholder right to act by written consent.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:

Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting.

Please acknowledge this proposal promptly by email.


RECEIVED
NOV 1 2008
1:34 pm
EILEEN M. LACH

Kenneth Steiner

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Bernard Poussot
Chairman
Wyeth (WYE)
Five Giralda Farms
Madison NJ 07940

NOV. 11, 2008 UPDATE

Rule 14a-8 Proposal

Dear Mr. Poussot,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 ***

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt communications and in order that it will be verifiable that communications have been sent.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



10-9-08

Kenneth Steiner Date

cc: Eileen Lach <LACHE@wyeth.com>
Corporate Secretary
PH: 973-660-6073
PH: 973-660-5000
FX: 973-660-7538

[WYE: Rule 14a-8 Proposal, October 20, 2008, Updated November 11, 2008]

3 – Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage allowed by law above 10%) the power to call special shareowner meetings. This includes that such bylaw and/or charter text will not have any exception or exclusion conditions (to the fullest extent permitted by state law) that apply only to shareowners but not to management and/or the board.

Statement of Kenneth Steiner

Special meetings allow shareowners to vote on important matters, such as electing new directors, that can arise between annual meetings. If shareowners cannot call special meetings, management may become insulated and investor returns may suffer. Shareowners should have the ability to call a special meeting when a matter is sufficiently important to merit prompt consideration.

This proposal topic also won from 55% to 69%-support at the following companies based on 2008 yes and no votes:

Entergy (ETR)	55%	Emil Rossi (Sponsor)
International Business Machines (IBM)	56%	Emil Rossi
Merck (MRK)	57%	William Steiner
Kimberly-Clark (KMB)	61%	Chris Rossi
Occidental Petroleum (OXY)	66%	Emil Rossi
FirstEnergy Corp. (FE)	67%	Chris Rossi
Marathon Oil (MRO)	69%	Nick Rossi

The merits of this Special Shareowner Meetings proposal should also be considered in the context of the need for improvements in our company's corporate governance and in individual director performance. In 2008 the following governance and performance issues were identified: The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, rated our board "High Concern" in executive pay – $24 million. Nell Minow said, "If the board can't get executive compensation right, it's been shown it won't get anything else right either."

The following was the background on 75% of our executive pay committee:

- Gary Rogers was on the W.W. Grainger executive pay committee. Grainger was rated "D" in governance and "High Concern" in executive pay by The Corporate Library.
- Robert Amen was the CEO of a creator of flavors and fragrances.
- Victor Ganzi was designated as an "Accelerated Vesting" director by The Corporate Library due to his involvement with accelerating stock option vesting to avoid recognizing the corresponding expense.

Our directors held 4 board seats on boards rated "D" by The Corporate Library:

Frances Daly Fergusson	Mattel, Inc. (MAT)
Robert Langer	Momenta Pharmaceuticals (MNTA)
Gary Rogers	W.W. Grainger (GWW)
Michael Critelli	Eaton (ETN)

Two directors had 21 to 26 years tenure – Independence concern:

John Feerick
John Torell

Additionally:

- We did not have an Independent Chairman or Lead Director – Independence concern.

- No shareholder right to cumulative voting.
- No shareholder right to act by written consent.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal:

Special Shareowner Meetings –
Yes on 3

Notes:
Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

William Steiner

*** FISMA & OMB Memorandum M-07-16 ***


RECEIVED
NOV 1 2008
8:10 AM
EILEEN M. LACH

Mr. Bernard Poussot
Chairman
Wyeth (WYE)
Five Giralda Farms
Madison NJ 07940

Rule 14a-8 Proposal

Dear Mr. Poussot,

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and the presentation of this proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for John Chevedden and/or his designee to act on my behalf regarding this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications to John Chevedden (PH: *** FISMA & OMB Memorandum M-07-16 *** *** FISMA & OMB Memorandum M-07-16 ***) at:
*** FISMA & OMB Memorandum M-07-16 ***
to facilitate prompt and verifiable communications.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email.

Sincerely,



William Steiner

10/28/08
Date

cc: Eileen Lach <LACHE@wyeth.com>
Corporate Secretary
PH: 973-660-6073
FX: 973-660-7538

[WYE: Rule 14a-8 Proposal, November 11, 2008]
3 – Independent Lead Director

Resolved, Shareholders request that our Board take the steps necessary to adopt a bylaw to require that our company have an independent lead director whenever possible with clearly delineated duties, elected by and from the independent board members, to be expected to serve for more than one continuous year, unless our company at that time has an independent board chairman. The standard of independence would be the standard set by the Council of Institutional Investors which is simply an independent director is a person whose directorship constitutes his or her only connection to the corporation.

The clearly delineated duties at a minimum would include:

- Presiding at all meetings of the board at which the chairman is not present, including executive sessions of the independent directors.
- Serving as liaison between the chairman and the independent directors.
- Approving information sent to the board.
- Approving meeting agendas for the board.
- Approving meeting schedules to assure that there is sufficient time for discussion of all agenda items.
- Having the authority to call meetings of the independent directors.
- Being available for consultation and direct communication, if requested by major shareholders.

Statement of William Steiner

A key purpose of the Independent Lead Director is to protect shareholders' interests by providing independent oversight of management, including our CEO. An Independent Lead Director with clearly delineated duties can promote greater management accountability to shareholders and lead to a more objective evaluation of our CEO.

Please encourage our board to respond positively to this proposal and establish a Lead Director position in our bylaws to protect shareholders' interests when we do not have an independent Chairman:

Independent Lead Director –
Yes on 3

Notes:
William Steiner, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that this proposal be proofread before it is published in the definitive proxy to ensure that the integrity of the submitted format is replicated in the proxy materials. Please advise if there is any typographical question.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

The company is requested to assign a proposal number (represented by "3" above) based on the chronological order in which proposals are submitted. The requested designation of "3" or higher number allows for ratification of auditors to be item 2.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;
- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

See also: Sun Microsystems, Inc. (July 21, 2005).

Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email.

GIBSON, DUNN & CRUTCHER LLP

EXHIBIT B

Five Giralda Farms
Madison, NJ 07940

Eileen M. Lach
Vice President and Corporate Secretary
973 660 6073 tel
973 660 7538 fax
lache@wyeth.com

Wyeth

October 28, 2008

VIA OVERNIGHT MAIL AND FACSIMILE (*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On October 21, 2008, Wyeth (the "Company") received a stockholder proposal from Kenneth Steiner (the "Proponent") entitled "Special Shareowner Meetings" for consideration at the Company's 2009 Annual Meeting of Stockholders (the "Proposal"). The cover letter accompanying the Proposal indicates that correspondence regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. Although we have tried to verify that the Proponent is a registered stockholder of the Company, we have been unable to confirm Mr. Steiner's stock ownership through the Company's transfer agent. In addition, to date, we have not received proof that the Proponent has satisfied Rule 14a-8(b)'s ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must provide sufficient proof of the Proponent's ownership of the requisite number of Company shares as of the date the Proponent submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level.

The SEC's rules require that the Proponent's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Wyeth, Five Giralda Farms, Madison, NJ 07940. Alternatively, you may send your response to me via facsimile at (973) 660-7538 or via e-mail at lache@wyeth.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (973) 660-6073. For your reference, I enclose a copy of Rule 14a-8.

Very truly yours,



Eileen M. Lach

EML/jmh
Enclosure

cc: Kenneth Steiner

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: olmsted [mailto:FISMA & OMB Memorandum M-07-16***
Sent: Monday, November 03, 2008 12:46 PM
To: Eileen Lach
Subject: Rule 14a-8 Broker Letter (WYE) SPM

Dear Ms. Lach, Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden



DISCOUNT BROKERS

Date: 3 NOV 2008

To whom it may concern:

As introducing broker for the account of Kenneth Steiner, account number ________________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification Kenneth Steiner is and has been the beneficial owner of 650 shares of WYETH; having held at least two thousand dollars worth of the above mentioned security since the following date: 6/3/04, also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-3-08 # of pages ▸
To Eileen Lach	From John Chevedden
Co./Dept.	Co.
Phone #	Phone # *** FISMA & OMB Memorandum M-07-16 ***
Fax # 973-660-7538	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Five Giralda Farms
Madison, NJ 07940

Eileen M. Lach
Vice President and Corporate Secretary
973 660 6073 tel
973 660 7538 fax
lache@wyeth.com

Wyeth

November 13, 2008

VIA FEDEX AND FACSIMILE (*** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

On November 11, 2008, Wyeth (the "Company") received a stockholder proposal from William Steiner (the "Proponent") entitled "Independent Lead Director" for consideration at the Company's 2009 Annual Meeting of Stockholders (the "Proposal"). The cover letter accompanying the Proposal indicates that correspondence regarding the Proposal should be directed to your attention.

The Proposal contains certain procedural deficiencies, which Securities and Exchange Commission ("SEC") regulations require us to bring to the Proponent's attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that stockholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. Although we have tried to verify that the Proponent is a registered stockholder of the Company, we have been unable to confirm Mr. Steiner's stock ownership through the Company's transfer agent. In addition, to date, we have not received proof that the Proponent has satisfied Rule 14a-8(b)'s ownership requirements as of the date that the Proposal was submitted to the Company.

To remedy this defect, the Proponent must provide sufficient proof of the Proponent's ownership of the requisite number of Company shares as of the date the Proponent submitted the Proposal. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that, as of the date the Proposal was submitted, the Proponent continuously held the requisite number of Company shares for at least one year; or

- if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the Proponent's ownership level.

The SEC's rules require that the Proponent's response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Wyeth, Five Giralda Farms, Madison, NJ 07940. Alternatively, you may send your response to me via facsimile at (973) 660-7538 or via e-mail at lache@wyeth.com.

If you have any questions with respect to the foregoing, please feel free to contact me at (973) 660-6073. For your reference, I enclose a copy of Rule 14a-8.

Very truly yours,



Eileen M. Lach

EML/jmh
Enclosure

cc: William Steiner

General Rules and Regulations promulgated under the Securities Exchange Act of 1934

Rule 14a-8 – Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

    1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

    2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

        i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

        ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

            A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds it shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

---

2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

---

3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to an election for membership on the company's board of directors or analogous governing body;

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (I)(9)

Note to paragraph (I)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

---

10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

2. The company must file six paper copies of the following:

   i. The proposal;

   ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

   iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

   i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

   ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

From: olmsted < *** FISMA & OMB Memorandum M-07-16 ***
To: LACHE@wyeth.com
Date: Wed, Nov 26, 2008 4:52 PM
Subject: Rule 14a-8 Broker Letter (WYE) LD

Dear Ms. Lach,
Attached is the broker letter requested. Please advise within one business day whether there is any further rule 14a-8 requirement.
Sincerely,
John Chevedden



DISCOUNT BROKERS

Date: 26 NOV 08

To whom it may concern:

As introducing broker for the account of William Steiner, account number ____________________, held with National Financial Services Corp. as custodian, DJF Discount Brokers hereby certifies that as of the date of this certification William Steiner is and has been the beneficial owner of 3400 shares of WYETH; having held at least two thousand dollars worth of the above mentioned security since the following date: 9/24/07 also having held at least two thousand dollars worth of the above mentioned security from at least one year prior to the date the proposal was submitted to the company.

Sincerely,

Mark Filiberto,
President
DJF Discount Brokers

Post-it® Fax Note 7671	Date 11-26-07 # of pages ▸
To Eileen Lach	From John Chevedden
Co./Dept.	Co.
Phone #	Phone *** FISMA & OMB Memorandum M-07-16 ***
Fax # 973-660-7538	Fax #

1981 Marcus Avenue • Suite C114 • Lake Success, NY 11042
516-328-2600 800-695-EASY www.djfdis.com Fax 516-328-2323

Eileen Lach - Withdrawal of Stockholder Proposal Regarding Lead Director

From: Eileen Lach
To: *** FISMA & OMB Memorandum M-07-16 ***
Date: 12/4/2008 4:07 PM
Subject: Withdrawal of Stockholder Proposal Regarding Lead Director

Dear Mr. Chevedden:

I am writing to request the withdrawal of the stockholder proposal you submitted to Wyeth, dated October 28, 2008, on behalf of William Steiner entitled "Independent Lead Director".

The Nominating and Governance Committee of Wyeth had been considering the establishment of the lead director function since June 2008, reversing its policy position disclosed on www.wyeth.com which did not support the role at Wyeth throughout several prior years of review of the issue. At the Wyeth Board of Directors meeting on November 20, 2008, the Board of Directors approved the establishment of the role of Lead Director of the Wyeth Board of Directors to be filled at such times when the Chairman of the Board of Directors does not qualify as an independent director. The Board adopted the Charter of the Lead Director of the Board of Directors, a copy of which I have been authorized by the Chairman of the Nominating and Governance Committee to attach to this e-mail. The Wyeth website disclosure noted above was removed from the Company's website today.

In light of the foregoing actions, which began prior to and independently of Mr. Steiner's proposal, I respectively request a written confirmation of the withdrawal of the stockholder proposal.

Very truly yours,
Eileen M. Lach

Eileen M. Lach
Vice President, Corporate Secretary and Associate General Counsel
Wyeth
Telephone: 973-660-6073/6112
Facsimile: 973-660-7538/5271
Email: LACHE@wyeth.com

Wyeth

CHARTER
of the
LEAD DIRECTOR
of the
BOARD OF DIRECTORS

I. PREAMBLE

The Board of Directors of Wyeth (the "Corporation") recognizes the role that a lead director designated by the Board of Directors of Wyeth (the "Lead Director") can provide in assisting the non-management members of the Board of Directors in the fulfillment of their oversight and guidance of the Corporation. The Board of Directors of the Corporation supports the role of Lead Director as an enhancement of, rather than a substitution for, the responsible functioning of each director in carrying out his or her fiduciary obligations to the Corporation and its shareholders. The Board of Directors further confirms that the role of Lead Director shall not replace its open and direct channels of communication among directors and between directors and the management of the Corporation. Nor shall the Lead Director assume the duties and responsibilities allocated to the standing Committees of the Board and the Chairmen of such Committees under their respective Charters or otherwise.

II. SELECTION PROCESS; TENURE; AND COMPENSATION

The Nominating and Governance Committee shall discuss the appointment of the Lead Director in executive session and make a recommendation to the non-management members of the Board of Directors regarding such appointment in an executive session led by the Chairman of the Nominating and Governance Committee. The Lead Director shall be appointed by a majority vote of the non-management directors for a one-year term, subject to renewal for a maximum of two additional twelve-month periods and shall serve until the expiration of the term or until such Lead Director's earlier resignation or retirement from the Board of Directors. The Lead Director may be removed from the position of Lead Director, with or without cause, by a majority vote of the non-management members of the Board of Directors or by the appointment of a new Lead Director. The Lead Director shall be paid a cash retainer in the aggregate amount of $20,000 per year in quarterly installments on the first business day of each calendar quarter.

III. RESPONSIBILITIES AND DUTIES

The responsibilities and duties of the Lead Director shall consist of the following:

1. Preside at meetings of the Board of Directors of the Corporation in the absence of the Chairman, including the executive sessions of the non-management members of the Board, and provide feedback to the Chairman and other senior executives, as appropriate, from such executive sessions of the non-management directors;

2. Serve as a liaison between the non-management directors and the Chairman on Board issues, to facilitate timely communication between management and the Board;

3. With input from the other non-management directors, approve Board meeting agendas and Board meeting schedules to assure that there is sufficient time for discussion of all agenda items;

4. Approve the information sent to the Board in advance of Board meetings;

5. Be available for consultation and/or direct communication with a major shareholder(s) as arranged by the Corporation;

6. Recommend to the Chairman the retention of outside advisors and consultants to the Board regarding board-wide issues;

7. As requested by the Chairman of the Nominating and Governance Committee, participate in interviews for nominees to the Board of Directors;

8. Call meetings of the non-management directors of the Corporation and set the agendas for such meetings;

9. Perform such other duties as the Board of Directors of the Corporation may from time to time delegate to the Lead Director.

From: Eileen Lach
To: *** FISMA & OMB Memorandum M-07-16 ***
Date: Mon, Dec 8, 2008 8:33 AM
Subject: Re: (WYE) Lead Director

Dear Mr. Chevedden:

The action taken by the Board of Directors of Wyeth regarding the establishment of the role of Lead Director did not require a filing with the Securities and Exchange Commission at this time.

I would appreciate the receipt of a written confirmation of the withdrawal of the Lead Director proposal.

Very truly yours,
Eileen M. Lach

Eileen M. Lach
Vice President, Corporate Secretary and Associate General Counsel
Wyeth
Tele: 973-660-6073/6112
Fax: 973-660-7538/5271
Lache@wyeth.com
-----Original Message-----
From: olmsted < *** FISMA & OMB Memorandum M-07-16 ***
To: Eileen Lach <LACHE@wyeth.com>

Sent: 12/5/2008 10:52:49 PM
Subject: (WYE) Lead Director

Dear Ms. Lach, Thank you for the message on a Lead Director. It seems to be a step forward taken in a low profile manner.
Sincerely,
John Chevedden

EXHIBIT C

Five Giralda Farms
Madison, NJ 07940

Eileen M. Lach
Vice President and Corporate Secretary
973 660 6073 tel
973 660 7538 fax
lache@wyeth.com

Wyeth

November 24, 2008

VIA FEDEX AND E-MAIL *** FISMA & OMB Memorandum M-07-16 ***

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

I am writing on behalf of Wyeth (the "Company"), which has received the following proposals from you:

(1) "Special Shareowner Meetings", received October 20, 2008; and

(2) "Independent Lead Director", received November 11, 2008.

The Company believes that you have submitted more than one stockholder proposal for consideration at the Company's 2009 Annual Meeting of Stockholders. Under Rule 14a-8(c) to the Securities Exchange Act of 1934, as amended, a stockholder may submit no more than one proposal to a company for a particular stockholders' meeting. Therefore, please notify us as to which of these proposals you wish to withdraw. You should note that if you do not timely advise the Company which of these proposals you wish to withdraw, the Company intends to omit both proposals from its 2009 Proxy Statement in accordance with Securities and Exchange Commission ("SEC") rules.

In addition, Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that a stockholder proponent must submit sufficient proof of his or her continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the stockholder proposal was submitted. Although we have tried to verify that you are a registered stockholder of the Company, we have been unable to confirm through the Company's transfer agent that you own any stock in the Company. Moreover, to date we have not received proof that you have satisfied these ownership requirements.

To remedy this defect, you must submit sufficient proof of your ownership of the requisite number of Company shares. As explained in Rule 14a-8(b), sufficient proof may be in the form of:

- a written statement from the "record" holder of your shares (usually a broker or a bank) verifying that, as of the date the proposal was submitted, you continuously held the requisite number of Company shares for at least one year; or

- if you have filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the requisite number of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that you continuously held the requisite number of Company shares for the one-year period.

The SEC's rules require that your response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Wyeth, Five Giralda Farms, Madison, NJ 07940. Alternatively, you may send your response to me via facsimile at (973) 660-7538 or via e-mail at lache@wyeth.com.

If you have any questions with respect to the foregoing, please feel free to contact me at 973-660-6073. For your reference, I enclose a copy of Rule 14a-8.

Sincerely,



Eileen M. Lach

EML:fg
Encl.

cc: Kenneth Steiner (w/encl.)
William Steiner (w/encl.)

Rule 14a-8 -- Proposals of Security Holders

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and- answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

a. Question 1: What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

b. Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

   1. In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

   2. If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

      i. The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

      ii. The second way to prove ownership applies only if you have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

A. A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

B. Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

C. Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

c. Question 3: How many proposals may I submit: Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

d. Question 4: How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

e. Question 5: What is the deadline for submitting a proposal?

1. If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10- Q or 10-QSB, or in shareholder reports of investment companies under Rule 30d-1 of the Investment Company Act of 1940. [Editor's note: This section was redesignated as Rule 30e-1. See 66 FR 3734, 3759, Jan. 16, 2001.] In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

2. The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and sends its proxy materials.

3. If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and sends its proxy materials.

f. Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

1. The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under Rule 14a-8 and provide you with a copy under Question 10 below, Rule 14a-8(j).

2. If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

g. Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

h. Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

1. Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

2. If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

3. If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

i. Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

1. Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1)

Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

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2. Violation of law: If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2)

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law could result in a violation of any state or federal law.

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3. Violation of proxy rules: If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

4. Personal grievance; special interest: If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

5. Relevance: If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earning sand gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

6. Absence of power/authority: If the company would lack the power or authority to implement the proposal;

7. Management functions: If the proposal deals with a matter relating to the company's ordinary business operations;

8. Relates to election: If the proposal relates to a nomination or an election for membership on the company's board of directors or analogous governing body; or a procedure for such nomination or election:

9. Conflicts with company's proposal: If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

Note to paragraph (i)(9)

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

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10. Substantially implemented: If the company has already substantially implemented the proposal;

11. Duplication: If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

12. Resubmissions: If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

    i. Less than 3% of the vote if proposed once within the preceding 5 calendar years;

    ii. Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

    iii. Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

13. Specific amount of dividends: If the proposal relates to specific amounts of cash or stock dividends.

j. Question 10: What procedures must the company follow if it intends to exclude my proposal?

   1. If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

   2. The company must file six paper copies of the following:

      i. The proposal;

      ii. An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

iii. A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

k. Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

l. Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

1. The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

2. The company is not responsible for the contents of your proposal or supporting statement.

m. Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

1. The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

2. However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti- fraud rule, Rule 14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

3. We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

i. If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

ii. In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under Rule 14a-6.

EXHIBIT E

From: olmsted*** FISMA & OMB Memorandum M-07-16 ***
To: LACHE@wyeth.com
Date: Wed, Dec 3, 2008 12:07 PM
Subject: Rule 14a-8 Proposals (WYE) n'

Dear Ms. Lach,
In regard to the company November 24, 2008 letter, each Wyeth shareholder who signed a rule 14a-8 proposal submittal letter submitted one proposal each.

Please advise in one business day the no action precedent that the company is relying upon that would overturn the 2008 no action precedents on this issue which seem to be consistent with no action precedents for a number of years. In other words is there any support for the November 24, 2008 company request.
Sincerely,
John Chevedden

END